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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 0 1 2018

Washington DC
408

SEC FILE NUMBER
8-67235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2017   AND ENDING   December 31, 2017
                                             Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapWealth Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Meridian Blvd., Suite 250
(No. and Street)

Franklin   Tennessee   37067
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman   561-771-0036
                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, PC
                                (Name - *if individual, state last, first, middle name*)

1201 Demonbreun Street, Suite 1220   Nashville   Tennessee   37203
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, ___Timothy J. Pagliara___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CapWealth Investment Services, LLC___ as of ___December 31, 2017___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (e) Statement of Cash Flows

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) Statement of Exemption from Rule 15c3-3.

☑ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☑ (l) An Oath or Affirmation.

☐ (m) SIPC Supplemental Report and Independent Accountant's Report (report filed separately with SIPC)

☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance

☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To The Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)
3000 Meridian Blvd., Suite 250
Franklin, TN 37067

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CapWealth Investment Services, LLC (a wholly-owned subsidiary of CapWealth Group, LLC) as of December 31, 2017, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CapWealth Investment Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CapWealth Investment Services, LLC's management. Our responsibility is to express an opinion on CapWealth Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CapWealth Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To The Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)
Page Two

Supplemental Information

The information contained in Schedules 1 through 4 (Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 4 - Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3) has been subjected to audit procedures performed in conjunction with the audit of CapWealth Investment Services, LLC's financial statements. The supplemental information is the responsibility of CapWealth Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules 1 through 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Subsequent Event

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has decided to discontinue its operations in the foreseeable future. On February 26, 2018, the Company communicated the decision with the filing of a materiality consultation request through the FINRA Membership Application Program. The financial statements do not include any adjustments that might result from the outcome of this matter. Our opinion is not modified with respect to this matter.

We have served as CapWealth Investment Services, LLC's auditor since December 31, 2010.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2018

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	135,782
Deposit with clearing organization		15,000
Receivable from fund companies and clearing organization		43,541
Prepaid expenses		10,688
Total assets	$	205,011

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	18,596
Due to affiliate		38,240
Total liabilities		56,836
Member's equity		148,175
Total liabilities and member's equity	$	205,011

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Income

For the Year Ended December 31, 2017

Revenues:		
Commissions		
Mutual fund fees	$	355,494
Other commissions		213,861
Other income		
Margin interest		7,564
Other		14,638
Total revenues		591,557
Operating expenses:		
Commission expense		81,871
Clearance fees		115,175
Salaries and benefits		98,232
Insurance		12,662
License and registration		9,743
Professional fees		32,067
Communications and data processing		12,404
Occupancy		22,769
Office expense		5,348
Total operating expenses		390,271
Net income	$	201,286

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

Balance at December 31, 2016	$	131,889
Member distributions		(185,000)
Net income		201,286
Balance at December 31, 2017	$	148,175

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors

For the Year Ended December 31, 2017

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2017

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 201,286
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in due to affiliate	$ 38,240	
Decrease in due from affiliate	3,936	
Increase in receivable from fund companies and clearing organization	(2,010)	
Increase in prepaid expenses	(779)	
Increase in accounts payable and accrued expenses	2,276	
Total adjustments		41,663
Net cash provided by operating activities		242,949
Cash flows from financing activities:		
Member distributions	(185,000)	
Net cash used in financing activities		(185,000)
Net increase in cash and cash equivalents		57,949
Cash and cash equivalents at beginning of year		77,833
Cash and cash equivalents at end of year		$ 135,782

The accompanying notes are an integral part of these financial statements.

(1)   <u>**Organization**</u>

CapWealth Investment Services, LLC (the "Company") is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act.

As of June 2, 2014, the Company's then existing single member transferred his ownership to a newly established company, CapWealth Group, LLC. The new company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act. This new ownership structure did not have any impact on the control or management of the Company. CapWealth Group, LLC was established as a holding company for the Company and its affiliates.

(2)   <u>**Summary of Significant Accounting Policies**</u>

(a)   <u>**Cash and Cash Equivalents**</u>

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2017.

(b)   <u>**Revenue Recognition**</u>

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c)   <u>**Income Taxes**</u>

As a single-member limited liability company, income from the Company is combined with the income and expenses of the single member from other sources and reported in the single member's income tax return. The financial statements, therefore, do not include a provision for income taxes. The federal and state income tax returns associated with the single member for 2017, 2016, 2015, and 2014 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(2) <u>**Summary of Significant Accounting Policies, Continued**</u>

    (d)   <u>**Estimates**</u>

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (e)   <u>**Advertising Costs**</u>

        Advertising costs are expensed as incurred.

    (f)   <u>**Fair Value of Financial Instruments**</u>

        Accounting Standards Codification No. 820, "Fair Value Measurement", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) <u>**Net Capital Requirements and Other Restrictions**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital subject to a minimum capital equal to $5,000. At December 31, 2017, the Company had net capital as defined of $115,986, which was $110,986 in excess of its required net capital of $5,000.

The Company maintains an agreement for clearing services with a clearing broker registered with the SEC. In accordance with the agreement between these parties, a $15,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition.

(4)   <u>**Due to Affiliate**</u>

The due to affiliate of $38,240 at December 31, 2017 represents unsecured non-interest bearing advances received from an affiliated company, CapWealth Advisors, LLC. The account is used for clearing of expense allocation between the Company and its affiliate.

(5) <u>**Related Party Transactions**</u>

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from an affiliated company, CapWealth Advisors, LLC. The allocation is based on the expense sharing agreement established between the Company and the affiliated company. Expenses allocated to the Company for the year ended December 31, 2017 were approximately $151,415.

During the year ended December 31, 2010, the Company and its affiliate relocated their operations to a new expanded office facility. In conjunction with this move, the affiliated company entered into a lease agreement for this office facility from August, 2010 through October, 2020. Lease payments under this agreement began on November, 2010 with the remaining required base rent lease obligation payable as follows:

Year Ended December 31,	Amount
2018	200,427
2019	204,435
2020	173,193
	$ 578,055

The Company shares in the rental obligation charges through the affiliated company's allocation of expenses. Rental expense of $20,220, associated with the lease agreement was allocated to the Company during 2017, and is included within occupancy expense.

The affiliated company maintains a savings incentive match plan associated with a simple IRA plan for the benefit of its employees. The plan is limited to those individual employees who have received at least $5,000 in compensation during each of the previous and current years. Under the terms of the plan, the affiliated company will make matching contributions to eligible employees up to 3% of the employee's annual compensation. The Company shares in the expense of the matching provision of the plan and was allocated $2,406 of this expense during 2017, and is included within salaries and benefits.

Member distributions to the parent company, CapWealth Group, LLC, totaling $185,000 were made during the current year.

(6) *Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives*

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 43,541	$13,184

Fees payable to registered representatives at December 31, 2017 of $13,184 are included within accounts payable and accrued expenses.

(7) *Commission Concentrations*

During 2017, two registered representatives accounted for approximately 98% of the total commission revenue for the current year totaling $569,355. The Company's Chairman and Chief Executive Officer is included within the two representatives and along accounted for approximately 55% of the total commission revenue. No commissions were paid to the Company's Chairman during the current year; however, amounts totaling $185,000 were distributed to the parent company, CapWealth Group, LLC during 2017, as a member distribution. The other registered representatives, operating under current independent contractor agreements with the Company incurred $81,871 in commission for 2017 and is reflected as commission expense for the current year.

(8) *Legal*

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2017, that were known to management.

(9) *Exemption of SEC Rule 15c3-3 Reserve Requirement*

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10)   _Subsequent Events_

On February 26, 2018, the Company filed a materiality consultation request through the FINRA Membership Application Program. The contents of the consultation contained a request for a waiver from the two principal requirement (FINRA Rule 1021(e)(1)) with further discussion associated with the Company's plans to discontinue operations by the end of March 2018.

Management has evaluated subsequent events through February 26, 2018, the date which the financial statements were available to be issued. Management concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2017

Total member's equity	$	148,175
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		148,175
Less nonallowable assets, other deductions and/or charges, and haircuts:		
Receivable from fund companies and clearing organization, outstanding greater than 30 days		21,501
Prepaid expenses		10,688
Haircuts		-
Total nonallowable assets and haircuts		32,189
Net capital		115,986
Net capital required		5,000
Excess net capital	$	110,986
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition:		
Accounts payable and accrued expenses	$	56,836
Total aggregate indebtedness	$	56,836
Ratio of aggregate indebtedness to net capital		49.00%

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2017, as filed.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Reconciliation, Including Appropriate Explanation, of the
Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve
Requirements Under Exhibit A of Rule 15c3-3

December 31, 2017

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2017 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as Computed on the Company's FOCUS Report Part II A (unaudited) at December 31, 2017	$ 115,986
Net capital, per December 31, 2017 audit report (as computed on Schedule 1)	$ 115,986

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.



MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)
Franklin, Tennessee

We have reviewed management's statements, included in the accompanying CapWealth Investment Services, LLC Exemption Report, in which (1) CapWealth Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapWealth Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions") and (2) CapWealth Investment Services, LLC stated that CapWealth Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CapWealth Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapWealth Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2018

CapWealth Investment Services, LLC Exemption Report
3000 Meridian Blvd, Suite 250
Franklin, TN 37067

CapWealth Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief the Company states the following:

The Company claims an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii). This provision applies to a broker or dealer who is an introducing broker or dealer that clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of §240 17a(3) and §240.17a(4)

The Company is a fully disclosed introducing broker-dealer and clears transactions through INTL FCStone Financial, Inc. (Sterne Agee Clearing). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout all of the most recent fiscal year without exception.

CapWealth Investment Services, LLC

I, Timothy J. Pagliara, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chairman _____

Date: February 26, 2018 _____

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Financial Statements and Supplementary Data

December 31, 2017

(With Independent Auditor's Report Thereon)

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Table of Contents

Supplementary Data:

Independent Registered Public Accounting Firm's Review Report on Entity's Exemption Report.

CapWealth Investment Services, LLC Exemption Report